December 8, 2011	VIA EDGAR

Ms. Jennifer Thompson, Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Best Buy Co., Inc.
Form 10-K
Filed April 25, 2011
File No. 1-09595

Dear Ms. Thompson:

On behalf of Best Buy Co., Inc. ("Best Buy", "we" or "our"), I would like to confirm some changes to our internal financial reporting practices that we discussed by telephone yesterday.

Going forward, the following changes will be made:

•
Our Chief Executive Officer and Chief Operating Decision Maker, Brian J. Dunn (the "CODM"), will be removed from the distribution list for the the Monthly Performance Package, the Monthly Enterprise P&L Flash and the Quarterly Business Review materials;

•
The CODM will be provided with new financial reporting packages to replace the three referred to above; the new packages will include only financial information at the total enterprise, total Domestic segment and total International segment levels; and

•
The Monthly CEO Review Meeting materials will be modified to exclude pages 6-9 and 11-14 (referring to the August report previously provided to you), and will thus include only financial information at the total enterprise, total Domestic segment and total International segment levels.

In summary, as a result of these changes, the financial information the CODM will receive on a regular basis will consist of the revised reports referred to above, all of which will only include financial information at the total enterprise, total Domestic segment and total International segment levels.

As discussed by telephone, we plan to provide a copy of the November Monthly CEO Review Meeting materials by Tuesday, December 13, 2011, with a request for confidential treatment. The other reports will be revised beginning with our next distribution.

I trust that this provides you with adequate information regarding changes to our internal financial reporting practices, but please do not hesitate to contact me if you would like to discuss further. I can be contacted by telephone at (612) 291-4840 or fax on (952) 430-9979.

We hereby represent that:

•	Best Buy is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ SUSAN S. GRAFTON

Susan S. Grafton
Senior Vice President, Controller and Chief Accounting Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Brian Dunn, Best Buy Co., Inc.
James Muehlbauer, Best Buy Co., Inc.
Scott Erickson, Deloitte & Touche LLP
Glenn M. Reiter, Simpson, Thacher & Bartlett LLP

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